Exhibit 99.23

Form 51-102F4
Business Acquisition Report

Item 1                                                            Identity of Company

1.1                               Name and Address of Company

CRH Medical Corporation (“CRH” or the “Corporation”)

Suite 522 – 999 Canada Place, World Trade Center

Vancouver, BC

V6C 3E1

1.2                               Executive Officer

For further information, please contact Richard Bear, Chief Financial Officer at 604-633-1440 x1048.

Item 2                                                            Details of Acquisition

2.1                               Nature of Business Acquired

On December 1, 2014, CRH, through a wholly owned subsidiary, acquired the business, assets and interests (the “Transaction”) of Gastroenterology Anesthesia Associates, LLC (“GAA”), a limited liability company formed under the laws of Georgia and the business interest contained in a management services agreement held by another private entity. GAA is a provider of anesthesia services and with the acquisition of GAA, CRH further aligns itself with gastrointestinal physician specialists that either are or could be users of CRH’s current business. As part of the Transaction, CRH acquired the expertise, skills and exemplary track record from which to pursue its operations and growth strategy.

2.2                               Date of Acquisition

December 1, 2014.

2.3                               Consideration

The Corporation paid US$58.6 million at closing with up to an additional US$14.6 million payable within 4.5 years based on agreed financial performance requirements of the acquired business. The maximum total purchase price assuming achievement of all performance measures is US$73.2 million.

The Transaction was financed by cash on hand along with senior and subordinated credit facilities (the “Credit Facilities”) from Knight Therapeutics Inc. (“Knight”) and affiliates of Crown Capital Partners Inc. (“Crown” and, together with Knight, the “Lenders”), in the amounts of US$30 million and approximately US$20 million respectively, a loan from Bloom Burton Healthcare Structured Lending Fund II (“BBF”) and a private placement of the Corporation’s common shares (“Common Shares”).

The Credit Facilities will incur interest at a rate of between 10-12% per annum and will be secured against the assets of the Corporation and its subsidiaries. The Corporation has issued to the Lenders, as partial consideration for the Credit Facilities, an aggregate of 5,000,000 Common Shares on a private placement basis. The Corporation also paid other fees and expenses to the Lenders, consistent with Credit Facilities of this nature.

Concurrently with closing the Transaction, the Corporation also completed a non-brokered private placement for 6,967,845 Common Shares (the “Private Placement”), at a subscription price of CDN$0.82 per share, to, among others, the owner of GAA and associated individuals, which further aligns the GAA sellers and CRH’s business prospects.

Bloom Burton & Co. (“Bloom Burton”) acted as financial advisor to CRH in connection with the Transaction. Bloom Burton subscribed for 1,027,980 Common Shares pursuant to the Private Placement and BBF agreed to provide the Corporation with an unsecured loan in the principal amount of US$2 million

2.4                               Effect on Financial Position

Pursuant to the Transaction, CRH acquired, through a wholly owned subsidiary, the business, assets and interests of GAA. The effect of the Transaction on the Corporation’s statements of operations and comprehensive income is outlined in the Corporation’s unaudited proforma consolidated financial statements attached to this Business Acquisition Report.

Other than the ongoing integration of the business, assets and interests of GAA with the Corporation’s assets and operations, the Corporation does not presently have any plans or proposals for material changes in its business affairs that would have a significant effect on the results of operations and financial position of the Corporation, including any proposal to liquidate, sell, lease or exchange all or a substantial part of the Corporation’s assets (including those acquired as a result of the Transaction), or to make any material changes to the Corporation’s business or to change its corporate structure.

2.5                               Prior Valuations

Not applicable.

2.6                               Parties to Transaction

The Transaction was not with an informed person (as such term is defined in section 1.1 of National Instrument 51-102 Continuous Disclosure Obligations), associate or affiliate of the Corporation.

2.7                               Date of Report

February 13, 2015.

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Item 3                                                            Financial Statements

Pursuant to Part 8 of National instrument 51-102, the following financial statements which have been appended to this Business Acquisition Report or which have been filed with the securities commissions or similar authorities in Canada are specifically incorporated by reference into, and form part of this Business Acquisition Report:

a)             Audited combined carve-out annual financial statements of GAA as at and for the year ended December 31, 2013 and from date of incorporation on June 12, 2012 to December 31, 2012, together with the notes thereto and the auditor’s report thereon, which are attached hereto as Schedule “A”;

b)             Unaudited condensed combined carve-out interim financial statements for GAA as at and for the nine month periods ended September 30, 2014 and September 30, 2013, together with the notes thereto, which are attached hereto as Schedule “B”; and

c)              Unaudited pro forma combined statement of earnings of CRH for the most recent annual period ended December 31, 2013 and interim period ended September 30, 2014, together with the notes thereto, which are attached hereto as Schedule “C”.

KPMG LLP, CRH’s auditor in respect of the financial years referred to above has not reviewed this Business Acquisition Report and accordingly has not consented to the incorporation by reference of its audit reports into this Business Acquisition Report.

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SCHEDULE “A”

AUDITED  ANNUAL COMBINED CARVE-OUT FINANCIAL STATEMENTS OF GAA AS AT AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND FROM DATE OF INCORPORATION ON JUNE 12, 2012 TO DECEMBER 31, 2012, TOGETHER WITH THE NOTES THERETO AND THE AUDITOR’S REPORT THEREON

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

INDEPENDENT AUDITORS’ REPORT

To Board of Directors of CRH Medical Corporation

We have audited the accompanying combined carve-out financial statements of Gastroenterology Anesthesia Associates (as defined in note 1), which comprise the combined carve-out statements of financial position as at December 31, 2013 and December 31, 2012 and the combined carve-out statements of comprehensive income, changes in equity and cash flows from the date of incorporation on June 12, 2012 to December 31, 2012 and the year ended December 31, 2013, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the combined carve-out Financial Statements

Management is responsible for the preparation and fair presentation of these combined carve-out financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of combined carve-out financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these combined carve-out financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the combined carve-out financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined carve-out financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the combined carve-out financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the combined carve-out financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the combined carve-out financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative

(“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

Opinion

In our opinion, the combined carve-out financial statements present fairly, in all material respects, the combined carve-out financial position of Gastroenterology Anesthesia Associates (as defined in note 1) as at December 31, 2013 and December 31, 2012, and its combined carve-out financial performance and its combined carve-out cash flows from the date of incorporation on June 12, 2012 to December  31, 2012 and the year ended December 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without modifying our opinion, we draw attention to note 1 to the combined carve-out financial statements which describes the basis of preparation used in these combined carve-out financial statements.  These combined carve-out financial statements have been prepared for the Business Acquisition Report to be filed with securities regulatory authorities by CRH Medical Corporation.

/s/ KPMG LLP

Chartered Accountants

February 12, 2015
Vancouver, Canada

Combined Carve-out Financial Statements

(Expressed in United States dollars)

GASTROENTEROLOGY ANESTHESIA ASSOCIATES

For the year ended December 31, 2013 and the period from incorporation on June 12, 2012 to December 31, 2012

INDEPENDENT AUDITORS’ REPORT

GASTROENTEROLOGY ANESTHESIA ASSOCIATES

Combined Carve-out Statements of Financial Position

(Expressed in United States dollars)

December 31, 2013 and 2012

	2013	2012
Assets

Current assets:
Cash and cash equivalents	$543,089	$1,255,137
Trade and other receivables (note 11)	5,654,089	6,041,222
Prepaid expenses and deposits	21,800	13,433
Total current assets	6,218,978	7,309,792

Intangible assets (note 7)	3,541,667	4,148,810

Total assets	$9,760,645	$11,458,602

Liabilities and Members’ Equity

Current liabilities:
Trade and other payables	$1,396,339	$886,594
Notes payable, current (note 9)	920,585	878,929
Short-term loan (note 13)	—	620,000
Total current liabilities	2,316,924	2,385,523

Notes payable (note 9)	3,867,725	4,688,642

Members’ equity:
Distributions to members (note 13)	(25,504,773)	—
Retained earnings	29,080,769	4,384,437
	3,575,996	4,384,437

Total liabilities and members’ equity	$9,760,645	$11,458,602

Commitments and contingencies (note 12)

Subsequent events (note 15)

See accompanying notes to combined carve-out financial statements.

GASTROENTEROLOGY ANESTHESIA ASSOCIATES

Combined Carve-out Statements of Operations and Comprehensive Income

(Expressed in United States dollars)

For the year ended December 31, 2013 and the period from incorporation on June 12, 2012 to December 31, 2012

	2013	2012
Revenue:
Net patient revenue	$37,128,967	$6,517,249

Expenses:
Cost of services (note 3)	11,962,331	1,964,685
Corporate and other (note 4)	107,285	100,556
	12,069,616	2,065,241

Operating income	25,059,351	4,452,008

Finance expense (note 10)	363,019	67,571

Net and comprehensive income	$24,696,332	$4,384,437

See accompanying notes to combined carve-out financial statements.

GASTROENTEROLOGY ANESTHESIA ASSOCIATES

Combined Carve-out Statements of Changes in Equity

(Expressed in United States dollars)

For the year ended December 31, 2013 and the period from incorporation on June 12, 2012 to December 31, 2012

	Members’ Equity	Retained Earnings	Total
Balance as at June 12, 2012	$—	—	$—

Total net and comprehensive income for the period	—	4,384,437	4,384,437

Distributions to members	—	—	—

Balance as at December 31, 2012	—	4,384,437	4,384,437

Total net and comprehensive income for the year	—	24,696,332	24,696,332

Distributions to members	(25,504,773)	—	(25,504,773)

Balance as at December 31, 2013	$(25,504,773)	29,080,769	$3,575,996

See accompanying notes to combined carve-out financial statements.

GASTROENTEROLOGY ANESTHESIA ASSOCIATES

Combined Carve-out Statements of Cash Flows

(Expressed in United States dollars)

For the year ended December 31, 2013 and the period from incorporation on June 12, 2012 to December 31, 2012

	2013	2012
	(12 months)	(2 months)

Cash provided by (used in):

Operating activities:
Net and comprehensive income	$24,696,332	$4,384,437
Adjustments for:
Amortization	607,143	101,190
Finance interest	363,019	67,571
Changes in operating assets and liabilities:
Changes in trade and other receivables	387,133	(6,041,222)
Changes in prepaid expenses and deposits	(8,367)	(13,433)
Changes in trade and other payables	509,745	886,594
Cash provided by operating activities	26,555,005	(614,863)

Financing activities:
Payments in respect of interest	(395,933)	—
Proceeds from (repayment of) short-term loans	(620,000)	620,000
Proceeds from (repayment of) notes payable	(746,347)	5,500,000
Cash used in financing activities	(1,762,280)	6,120,000

Investing activities:
Acquisition of intangible assets (note 5)	—	(4,250,000)
Distributions to members	(25,504,773)	—
Cash used in investing activities	(25,504,773)	(4,250,000)

Increase (decrease) in cash and cash equivalents	(712,048)	1,255,137

Cash and cash equivalents, beginning of period	1,255,137	—

Cash and cash equivalents, end of period	$543,089	$1,255,137

See accompanying notes to combined carve-out financial statements.

GASTROENTEROLOGY ANESTHESIA ASSOCIATES

Notes to Combined Carve-out Financial Statements

(Expressed in United States dollars)

For the year ended December 31, 2013 and period from incorporation on June 12, 2012 to  December 31, 2012

1.              Nature of operations:

(a)         Business:

These combined carve-out financial statements (the “Combined Financial Statements”) have been prepared to represent the business, assets and liabilities of Gastroenterology Anesthesia Associates LLC (“LLC”) and the business interest contained in a management services agreement previously held by another private entity (“GAAM”) (note 15) which has been carved out of GAAM, collectively called Gastroenterology Anesthesia Associates (“GAA” or the “Combined Group”).

On December 1, 2014, CRH Medical Corporation (“CRH”) acquired control over the LLC and acquired the management services agreement previously held by GAAM and its related business (note 15). The LLC and GAAM were owned or controlled by the same private company (“Parent”) prior to the acquisition.

The date of formation of the LLC was June 12, 2012 and the operations commenced on November 1, 2012.  The LLC is a provider of anesthesiology services to gastroenterologists in the southeastern United States.  The LLC principally operates in the southeastern United States and has registered offices located at 3525 Piedmont Road, 7 Perimeter Center, Suite 300, Atlanta, GA.

(b)         Basis of presentation and statement of compliance:

These Combined Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These Combined Financial Statements were approved by the Board of Directors of CRH Medical Corporation (“CRH”), the ultimate parent of the Company subsequent to its acquisition by CRH, on February 12, 2015.

The Combined Financial Statements have been prepared on a combined “carve-out” basis from the books and records of the LLC and GAAM and include the assets, liabilities and contracts acquired by CRH on December 1, 2014 and applying International Accounting Standard 27 Consolidated and Separate Financial Statements (“IAS 27”), to account for intergroup transactions.

The historical results of operations, financial position and cash flows may not be indicative of what they would have been had GAA been under the control of CRH for all periods presented or had these assets actually been combined for the periods indicated; nor are they indicative of what GAA’s results of operations, financial position and cash flows may be in the future.

GASTROENTEROLOGY ANESTHESIA ASSOCIATES

Notes to Combined Carve-out Financial Statements

(Expressed in United States dollars)

For the year ended December 31, 2013 and period from incorporation on June 12, 2012 to  December 31, 2012

1.              Nature of operations (continued):

(b)         Basis of presentation and statement of compliance (continued):

The Combined Financial Statements do not include assets and liabilities that are not specifically identifiable with the assets, liabilities and business acquired by CRH. Costs directly related to GAA have been entirely attributed to GAA in the combined financial statements.  During the year ended December 31, 2013 and the period from incorporation on June 12, 2012 to December 31, 2012, the LLC received management services and support functions from GAAM through a management services agreement.  In combining the financial results of the LLC and the business interests contained in the GAAM management services agreement, the following adjustments have been recorded:

i)                                         Any management fees charged by GAAM as part of the management services agreement have been eliminated and billing fees have been adjusted to record the actual billing expenses charged by third parties;

ii)                                      Distributions made by GAAM to its owners have been accounted for as distributions to members; and

iii)                                   The LLC and GAAM are Limited Liability Corporations and have elected to be taxed as flow through entities for income tax purposes.  Consequently, GAA is not subject to taxation and the members’ are liable for any income taxes on GAA’s taxable income.

The Company believes that the assumptions and allocations underlying the combined financial statements are reasonable and appropriate under the circumstances.  The adjustments identified above have been determined on a basis which is considered to be a reasonable reflection of the benefits/costs incurred during the periods presented.  However, these adjustments are not necessarily indicative of the costs GAA would have incurred if it had been under the control of CRH or previously combined for all periods presented

(c)          Basis of measurement:

These combined carve-out financial statements have been prepared on a going concern and historical cost basis.

(d)         Functional and presentation currency:

These combined carve-out financial statements are presented in United States dollars, which is the Company’s functional currency.

GASTROENTEROLOGY ANESTHESIA ASSOCIATES

Notes to Combined Carve-out Financial Statements

(Expressed in United States dollars)

For the year ended December 31, 2013 and period from incorporation on June 12, 2012 to  December 31, 2012

1.              Nature of operations (continued):

(e)          Use of estimates, assumptions and judgments:

The preparation of these combined carve-out financial statements requires the use of judgments, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Reported amounts and note disclosures reflect the overall economic conditions that are most likely to occur and anticipated measures the Company intends to take.  Actual results could differ from those estimates.

(i)                                 Use of estimates and assumptions:

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of estimates relating to the assessment for impairment and useful lives of intangible assets, determination of revenues, and the recoverability of trade receivables.

(ii)                              Judgments:

Significant judgments are made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the combined financial statements includes the determination of those combination adjustments noted in note 1(b).

2.              Significant accounting policies:

The accounting policies set out below have been applied consistently to all periods presented in these combined financial statements.

(a)         Basis of combination:

These combined financial statements include the accounts and operations of the LLC and the business interests contained in a management services agreement previously held by GAAM.  Any management fees charged by GAAM to the LLC as part of the management services agreement are eliminated on combination. Transactions and balances with the Parent or entities controlled by the Parent have not been eliminated but are presented as related party transaction balances.

(b)         Cash equivalents:

The Company considers all highly liquid investments with an original maturity of 90 days or less, when acquired, to be cash equivalents, which are carried at amortized cost and are classified as loans and receivables.

GASTROENTEROLOGY ANESTHESIA ASSOCIATES

Notes to Combined Carve-out Financial Statements

(Expressed in United States dollars)

For the year ended December 31, 2013 and period from incorporation on June 12, 2012 to  December 31, 2012

2.              Significant accounting policies (continued):

(c)          Revenue recognition:

Revenue from the performance of anesthesia services in the normal course of business is measured at the fair value of the consideration received or receivable, net of contractual adjustments.  The Company recognizes net patient revenue at the time the anesthesia services are performed; this aligns with when all significant contractual obligations related to the anesthesia services have been satisfied, collection is probable and the amount of revenue can be estimated reliably.   Provisions for contractual adjustments are recognized on an accrual basis.  These amounts are deducted from gross service revenue to determine net service revenue.

(d)         Labour and related costs:

Labour and related short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

(e)          Intangible assets:

Intellectual assets, consisting of acquired exclusivity agreements to provide anesthesia services, are recorded at historical cost.  Finite lived intangibles are amortized on a straight-line basis over their estimated useful lives and are measured at cost less accumulated amortization and accumulated impairment losses.  Intangible assets with finite lives are amortized over the following periods:

Asset	Basis	Rate

Professional Anesthesia Services Agreements	Straight-line	7 years

(f)           Financial instruments:

Financial assets and financial liabilities are initially measured at fair value and are subsequently re-measured based on their classification as described below.  Transaction costs that are directly attributable to the acquisition or issuance of a financial asset or liability, other than financial assets and liabilities classified at fair value through earnings, are added or deducted from the fair value of the respective financial asset or financial liability on initial recognition.  Transaction costs that are directly attributable to the acquisition of a financial asset or financial liability classified at fair value through earnings are recognized immediately in earnings.

Financial assets and liabilities are offset and the net amount is reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

GASTROENTEROLOGY ANESTHESIA ASSOCIATES

Notes to Combined Carve-out Financial Statements

(Expressed in United States dollars)

For the year ended December 31, 2013 and period from incorporation on June 12, 2012 to  December 31, 2012

2.              Significant accounting policies (continued):

(f)           Financial instruments (continued):

The Company’s financial instruments are classified into the following categories: at fair value through earnings, loans and receivables, available for sale financial assets and other financial liabilities.  The classification depends on the nature and purpose of the financial asset and is determined at the time of initial recognition.

Financial assets at fair value through earnings are financial assets that are held for trading and include derivative instruments that are not included in a qualifying hedging relationship.  Financial assets classified as financial assets at fair value through earnings are initially measured at fair value with any gains or losses arising on re-measurement recognized in earnings.  The Company does not have any financial assets at fair value through earnings at December 31, 2013 and 2012.

The Company has classified cash and cash equivalents, trade and other receivables as loans and receivables, and trade payables and accrued liabilities, and loans and notes payable as other financial liabilities. Loans and receivables are initially measured at fair value and are subsequently re-measured at amortized cost using the effective interest method, less any impairment losses.  Other financial liabilities are initially measured at fair value and are subsequently measured at amortized cost using the effective interest method.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the other categories.  Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale debt instruments, are recognized in other comprehensive income and presented within equity.  When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to income (loss). The Company does not have any available for sale financial assets at December 31, 2013 and 2012.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred, and the Company has transferred substantially all of the risks and rewards of ownership.

GASTROENTEROLOGY ANESTHESIA ASSOCIATES

Notes to Combined Carve-out Financial Statements

(Expressed in United States dollars)

For the year ended December 31, 2013 and period from incorporation on June 12, 2012 to December 31, 2012

2.              Significant accounting policies (continued):

(g)          Impairment:

Financial assets:

Financial assets not carried at fair value through earnings are assessed at each reporting date to determine whether there is objective evidence that they are impaired.  The Company considers that a financial asset is impaired if objective evidence indicates that a loss event which negatively affected the estimated future cash flows has occurred after initial recognition of the asset.

An impairment test is performed, on an individual basis, for each material financial asset.  Other individually non-material financial assets are tested as groups of financial assets with similar risk characteristics.  Impairment losses are recognized in net income (loss).

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate.  Losses are recognized in net income (loss) and reflected in an allowance account against the respective financial asset. Interest on the impaired asset continues to be recognized through the unwinding of the discount.  When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through net income (loss).

A permanent impairment loss for an available-for-sale investment is recognized by transferring the cumulative loss previously recognized in other comprehensive income to earnings.

Non-financial assets:

The carrying amounts of the Company’s non-financial assets with definite useful lives are reviewed at each reporting date to determine whether there is any indication of impairment.  If such an indication exists, the recoverable amount is estimated.

The recoverable amount of an asset or a cash-generating unit is the greater of its value in use and its fair value less costs to sell.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of cash inflows from other assets or groups of assets (cash-generating unit).  Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.  An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.  An asset’s carrying amount, increased through reversal of an impairment loss, must not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

GASTROENTEROLOGY ANESTHESIA ASSOCIATES

Notes to Combined Carve-out Financial Statements

(Expressed in United States dollars)

For the year ended December 31, 2013 and period from incorporation on June 12, 2012 to December 31, 2012

2.              Significant accounting policies (continued):

(h)         Income taxes:

The legal entities of the LLC and GAAM are Limited Liability Corporations and have elected to be taxed as a flow through entities for tax purposes.  As such, GAA is not subject to taxation; instead any earnings of GAA are taxed via the Parent.  Where relevant, income taxes are recognized in relation to any earnings outside the LLC legal entities.

(i)         Provisions:

Provisions are recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of resources will be required to settle the obligation.  Provisions are determined by discounting expected future cash outflows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.  Judgment is used to estimate the amount, timing and probability of the liability based on facts known at the reporting date.  The unwinding of the discount is recognized as a finance cost.

(j)            Finance costs

Finance costs comprise net interest expense on borrowings.

(k)         Segment reporting:

The Company’s operations consist of the provision of anesthesia services which constitute a single operating segment.

GASTROENTEROLOGY ANESTHESIA ASSOCIATES

Notes to Combined Carve-out Financial Statements

(Expressed in United States dollars)

For the year ended December 31, 2013 and period from incorporation on June 12, 2012 to December 31, 2012

2.              Significant accounting policies (continued):

(l)         New standards and interpretations not yet applied:

(i) IFRS 9 - Financial Instruments:

In November 2009, the IASB issued IFRS 9 - Financial Instruments (IFRS 9 (2009)), and in October 2010 the IASB published amendments to IFRS (IFRS 9 (2010)).

IFRS 9 (2009) replaces the guidance in IAS 39 - Financial Instruments: Recognition and Measurement on the measurement and classification of financial assets.  The standard eliminates the existing IAS 39 categories of held-to-maturity, available-for-sale and loans and receivables.  Financial assets will be classified into one of two categories on initial recognition:

•                  Financial assets measured at amortized cost; or

•                  Financial assets measured at fair value

Gains and losses on re-measurement of financial assets measured at fair value will be recognized in profit or loss, except that for an investment in an equity instrument which is not held-for-trading, IFRS 9 provides, on initial recognition, an irrevocable election to present all fair value changes from the investment in other comprehensive income (OCI).  The election is available on an individual share-by-share basis.  Amounts presented in OCI will not be reclassified to profit or loss at a later date.

IFRS 9 (2010) added guidance to IFRS 9 (2009) on the classification and measurement of financial liabilities, and this guidance is consistent with the guidance in IAS 39, except as described below.

GASTROENTEROLOGY ANESTHESIA ASSOCIATES

Notes to Combined Carve-out Financial Statements

(Expressed in United States dollars)

For the year ended December 31, 2013 and period from incorporation on June 12, 2012 to December 31, 2012

2.              Significant accounting policies (continued):

(l)             New standards and interpretations not yet applied (continued):

(i) IFRS 9 - Financial Instruments (continued):

Under IFRS 9 (2010), for financial liabilities measured at fair value under the fair value option, changes in fair value attributable to changes in credit risk will be recognized in OCI, with the remainder of the change recognized in profit or loss.  However, if this requirement creates or enlarges an accounting mismatch in profit or loss, the entire change in fair value will be recognized in profit or loss.  Amounts presented in OCI will not be reclassified to profit or loss at a later date.

In November 2013, the IASB issued a new general hedge accounting standard, which forms part of IFRS 9 Financial Instruments (2013) and will align hedge accounting more closely with risk management.  The new standard removes the 1 January 2015 effective date of IFRS 9.  The new mandatory effective date will be determined once the classification and measurement and impairment phases of IFRS 9 are finalized.

The Company intends to adopt IFRS 9 (2009), IFRS 9 (2010) and/or IFRS 9 (2013) in accordance with its future mandatory effective date.  The Company does not expect IFRS 9 (2009), IFRS 9 (2010) and/or IFRS 9 (2013) to have a material impact on the financial statements.  The classification and measurement of the Group’s financial assets is not expected to change under IFRS 9 (2009) because of the nature of the Company’s operations and the types of financial assets that it holds.

(ii) IAS 32 - Offsetting Financial Assets and Liabilities:

In December 2011, the IASB issued Offsetting Financial Assets and Liabilities, an amendment to IAS 32 - Financial Instruments: Presentation.  The objective of this amendment to IAS 32 is to clarify when an entity has a right to offset financial assets and liabilities.  The effective date of this standard is January 1, 2014.  These amendments are to be applied retrospectively.  The Company expects to apply this standard to its financial statements beginning on January 1, 2014.  The Company does not expect that the classification of its financial assets will change under IFRS 9 (2009) because of the nature of the Company’s operations and the types of financial assets that it holds

(iii)  IFRIC 21 - Levies:

In May 2013, the IASB issued IFRIC1 21 - Levies.  The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation.  The effective date of this standard is January 1, 2014 and it to be applied retrospectively.  The Company expects to apply this standard to its financial statements beginning on January 1, 2014.  The Company does not expect the amendments to have a material impact on the financial statements.

GASTROENTEROLOGY ANESTHESIA ASSOCIATES

Notes to Combined Carve-out Financial Statements

(Expressed in United States dollars)

For the year ended December 31, 2013 and period from incorporation on June 12, 2012 to December 31, 2012

2.              Significant accounting policies (continued):

(l)         New standards and interpretations not yet applied (continued):

(iv)  Annual improvements to IFRS:

In December 2013, the IASB issued narrow-scope amendments to the following standards as part of its annual improvement process.  Most amendments will apply prospectively for annual periods beginning on or after July 1, 2014, early adoption is permitted.  The Company intends to adopt these amendments in its financial statements for the annual period beginning on January 1, 2014.  The Company does not expect the amendments to have a material impact on the financial statements.

•                  Definition of “vesting condition” in IFRS 2 Share-based payment;

•                  Classification and measurement of contingent consideration; and scope exclusion for the formation of joint arrangements in IFRS 3 Business Combinations;

•                  Disclosures on the aggregation of operating segments in IFRS 8 Operating segments;

•                  Measurement of short-term receivables and payables; and scope of portfolio exception in IFRS 13 Fair Value Measurement;

•                  Restatement of accumulated depreciation (amortization) on revaluation in IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets; and

•                  Definition of “related party” in IAS 24 Related Party Disclosures.

3.              Cost of services:

For the periods ended December 31:

	2013	2012

Labour	$6,896,267	$1,161,662
Billing fees	2,129,294	378,255
Medical supplies and related costs	688,887	110,574
Bad debt expense	1,640,740	213,004
Amortization	607,143	101,190
	$11,962,331	$1,964,685

GASTROENTEROLOGY ANESTHESIA ASSOCIATES

Notes to Combined Carve-out Financial Statements

(Expressed in United States dollars)

For the year ended December 31, 2013 and period from incorporation on June 12, 2012 to December 31, 2012

4.              Corporate and other:

For the periods ended December 31:

	2013	2012

Insurance	$22,409	$5,531
Corporate	84,876	12,998
Start-up costs	—	82,027
	$107,285	$100,556

5.              Acquisitions:

On November 1, 2012, the LLC concluded an asset acquisition with two private companies where the LLC acquired certain assets, including the Professional Anesthesia Service Agreements of Company A (“Company A”) and Company B (“Company B”), for $4,250,000.  The purchase price of the asset acquisition has been allocated to the fair value of the assets acquired.

The acquisition has been accounted for as an acquisition of assets and the purchase price is allocated to the acquired assets as follows:

Total
Professional Anesthesia Service Agreements (note 7)	$4,250,000

$4,250,000

The acquisition was financed through a combination of cash and notes payable owing to the sellers of the acquired assets.

	Company A	Company B	Total
Cash paid	$10,475	239,525	$250,000
Notes payable issued (note 9)	167,600	3,832,400	4,000,000
	$178,075	4,071,925	$4,250,000

6.              Maturities of certain current assets and liabilities:

The Company’s current assets and current liabilities include all assets and liabilities that mature within the Company’s operating cycle.  There are no current assets or liabilities with maturities that extend beyond 12 months.

GASTROENTEROLOGY ANESTHESIA ASSOCIATES

Notes to Combined Carve-out Financial Statements

(Expressed in United States dollars)

For the year ended December 31, 2013 and period from incorporation on June 12, 2012 to December 31, 2012

7.              Intangible assets:

Intangibles assets are comprised of professional anesthesia service agreements with a seven year term.

Professional Anesthesia
Service Agreements
Cost

Balance at date of incorporation on June 12, 2012	$—

Additions (note 5)	4,250,000

Balance as at December 31, 2012 and 2013	4,250,000

Professional Anesthesia
Service Agreements
Accumulated amortization

Balance at date of incorporation on June 12, 2012	$—

Amortization expense	101,190

Balance as at December 31, 2012	101,190

Amortization expense	607,143

Balance as at December 31, 2013	$708,333

Professional Anesthesia
Service Agreements
Net book value

December 31, 2013	$3,541,667
December 31, 2012	$4,148,810

GASTROENTEROLOGY ANESTHESIA ASSOCIATES

Notes to Combined Carve-out Financial Statements

(Expressed in United States dollars)

For the year ended December 31, 2013 and period from incorporation on June 12, 2012 to December 31, 2012

8.              Capital disclosures:

The Company defines capital as members’ equity.  The Company’s objective in managing capital is to safeguard its ability to continue as a going concern and to sustain future development of the business.  The Company is not subject to any externally imposed capital requirements and the Company’s overall strategy with respect to capital management remains unchanged from the period ended December 31, 2012.

9.              Notes payable:

December 31, 2013	Note A	Note B	Note C	Total
Short-term portion	$28,567	653,214	238,804	$920,585
Long-term portion	96,370	2,203,630	1,567,725	3,867,725
Total loans and borrowings	$124,937	2,856,844	1,806,529	$4,788,310

December 31, 2012	Note A	Note B	Note C	Total
Short-term portion	$26,302	601,422	251,205	$878,929
Long-term portion	121,510	2,778,490	1,788,642	4,688,642
Total loans and borrowings	$147,812	3,379,912	2,039,847	$5,567,571

The consolidated minimum loan payments (principal and interest) for all note agreements in each of the next five years and thereafter are as follows:

Minimum Principal and Interest

At December 31, 2013
Not later than one year	$1,141,791
Between one and five years	4,197,350
After five years	388,011
$5,727,152

Minimum Principal and Interest

At December 31, 2012
Not later than one year	$1,168,791
Between one and five years	4,405,162
After five years	1,321,989
$6,895,942

GASTROENTEROLOGY ANESTHESIA ASSOCIATES

Notes to Combined Carve-out Financial Statements

(Expressed in United States dollars)

For the year ended December 31, 2013 and period from incorporation on June 12, 2012 to December 31, 2012

9.              Notes payable (continued):

(a)         Note Payable — “Note A”

On October 31, 2012, in connection with the acquisition of the professional anesthesia agreements, the Company entered into an agreement to borrow funds in the form of a note payable from Company A.  At inception, the original amount of the note was $167,600.  The note bears interest at 4.5% per annum.  Both principal and interest on the note is payable on a monthly basis, with the last payment scheduled for November 15, 2018.  Note A is subordinate to Note C.

(b)         Note Payable — “Note B”

On October 31, 2012, in connection with the acquisition of the professional anesthesia agreements, the Company entered into an agreement to borrow funds in the form of a note payable from Company B.  At inception, the original amount of the note was $3,832,400.  The note bears interest at 4.5% per annum.  Both principal and interest on the note is payable on a monthly basis, with the last payment scheduled for November 15, 2018.  Note B is subordinate to Note C.

(c)          Note Payable — “Note C”

On September 4, 2012, the Company entered into an agreement to borrow funds in the form of a note payable from Company C, an entity under common control of the Parent.  Under the agreement, the Company may borrow up to $3,000,000.  As at December 31, 2013 and 2012, the Company borrowed $2,000,000 of the $3,000,000 available. The note bears interest at 12% per annum.  Both principal and interest on the note is payable on a monthly basis, with the last payment scheduled for December 1, 2019.

10.  Finance expense

For the periods ended December 31:

	2013	2012
Interest Expense	$363,019	$67,571

GASTROENTEROLOGY ANESTHESIA ASSOCIATES

Notes to Combined Carve-out Financial Statements

(Expressed in United States dollars)

For the year ended December 31, 2013 and period from incorporation on June 12, 2012 to December 31, 2012

11.       Financial instruments:

The Company’s financial instruments consist of cash and cash equivalents, trade and other receivables, trade and other payables and loans and notes payable.  Except for balances included within notes payable, the fair values of these financial instruments approximate carrying value because of their short-term nature.  Cash and cash equivalents and trade and other receivables are classified as loans and receivables, which are measured at amortized cost.  Trade and other payables, loans and notes payable are classified as other financial liabilities, which are measured at amortized cost.

An established fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement.  There are three levels of inputs that may be used to measure fair value:

•                 Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

•                 Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•                 Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There are no financial assets and liabilities carried at fair value.  At December 31, 2013, the fair value of the Company’s notes payable and short-term loans approximated its carrying value of $4,788,310 (2012 - $6,187,571).  The fair values of other financial instruments approximate their carrying values due to their short-term nature.

GASTROENTEROLOGY ANESTHESIA ASSOCIATES

Notes to Combined Carve-out Financial Statements

(Expressed in United States dollars)

For the year ended December 31, 2013 and period from incorporation on June 12, 2012 to December 31, 2012

11.       Financial instruments (continued):

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk and market risk.

(a)         Credit risk:

Credit risk is the risk of financial loss to the Company if counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash and cash equivalents and trade and other receivables.  The carrying amount of the financial assets represents the maximum credit exposure.

The Company limits its exposure to credit risk on cash and cash equivalents by placing these financial instruments with high-credit quality financial institutions and only investing in liquid, investment grade securities.

The Company has a number of individual customers and no one customer represents a concentration of credit risk.

The carrying amount of trade receivables is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement within operating expenses.  When a receivable balance is considered uncollectible it is written off against the allowance.  Subsequent recoveries of amounts previously written off are credited against operating expenses in the income statement.

No single customer accounts for more than 10% of the Company’s revenue.  Credit risk associated with the collection of receivables from customers is considered low.  The Company establishes a provision for losses on accounts receivable if it is determined that all or part of the outstanding balance in uncollectable.  Collectability is reviewed regularly and an allowance is established or adjusted, as necessary, using the specific identification method.  The following table sets forth details of the age of receivables that are not overdue as well as an analysis of overdue amounts and related allowance for the doubtful accounts.

GASTROENTEROLOGY ANESTHESIA ASSOCIATES

Notes to Combined Carve-out Financial Statements

(Expressed in United States dollars)

For the year ended December 31, 2013 and period from incorporation on June 12, 2012 to December 31, 2012

11.       Financial instruments (continued):

(a) Credit risk (continued)

	2013	2012
Total trade receivables	$7,507,833	$6,254,226
Less: allowance for doubtful accounts	(1,853,744)	(213,004)

Total trade receivables, net	$5,654,089	$6,041,222

Of which:
Current	$4,555,648	$6,254,226
Less than 60 days	1,055,075	—
Less than 90 days	608,411	—
90 days or greater	1,288,699	—

Total trade receivables	$7,507,833	$6,254,226

Continuity of allowance for bad debts:
Beginning balance	$213,004	$—
Write-offs	—	—
Provision	1,640,740	213,004

Total allowance for bad debts	$1,853,744	$213,004

The carrying amount of financial assets represents the maximum credit exposure.  The maximum exposure to credit risk at the reporting date was:

	2013	2012

Cash and cash equivalents	$543,089	$1,255,137
Trade receivables	5,654,089	6,041,222

	$6,197,178	$7,296,359

GASTROENTEROLOGY ANESTHESIA ASSOCIATES

Notes to Combined Carve-out Financial Statements

(Expressed in United States dollars)

For the year ended December 31, 2013 and period from incorporation on June 12, 2012 to December 31, 2012

11.       Financial instruments (continued):

(b)         Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The Company manages its liquidity risk by monitoring forecasted and actual cash flows, as well as anticipated investing and financial activities.

The Company ensures that there is sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash.  The estimated cash payments, including interest, due in respect of contractual and legal obligations are summarized as follows:

	Maturity
At December 31, 2013	Less than one year	One to two years	Two to three years	After three years
Trade and other payables	$1,396,339	$—	$—	$—
Notes payable	1,141,791	1,114,791	1,087,791	2,382,779
	$2,538,130	$1,114,791	$1,087,791	$2,382,779

	Maturity
At December 31, 2012	Less than one year	One to two years	Two to three years	After three years
Trade and other payables	$886,594	$—	$—	$—
Short-term loan	620,000	—	—	—
Loans and notes payable	1,788,791	1,141,790	1,114,791	3,470,570
	$3,295,385	$1,141,790	$1,114,791	$3,470,570

GASTROENTEROLOGY ANESTHESIA ASSOCIATES

Notes to Combined Carve-out Financial Statements

(Expressed in United States dollars)

For the year ended December 31, 2013 and period from incorporation on June 12, 2012 to December 31, 2012

11.       Financial instruments (continued):

(c)          Market risk:

Market risk is the risk that changes in market prices, such as foreign currency exchange rates and interest rates will affect the Company’s income or the value of the financial instruments held.

i.                                          Foreign currency risk:

The Company only transacts in US dollars.  As such, the Company is not exposed to foreign currency risk.

ii.                                       Interest rate risk:

The Company’s policy is to invest cash and equivalents at floating rates of interest, in order to maintain liquidity, while achieving a satisfactory return for the Company.  Fluctuations in interest rates impact the value of cash equivalents.  The Company’s exposure to interest rate risk is limited as the Company does not have any interest bearing financial liabilities that fluctuate with movements in interest rates.  The Company’s interest bearing liabilities bear interest at fixed rates.  As such, the sensitivity of a 100 basis point increase in interest rates would have no impact on annual net earnings.

GASTROENTEROLOGY ANESTHESIA ASSOCIATES

Notes to Combined Carve-out Financial Statements

(Expressed in United States dollars)

For the year ended December 31, 2013 and period from incorporation on June 12, 2012 to December 31, 2012

12.       Commitments and contingencies:

The Company is a party to a variety of agreements in the ordinary course of business under which it may be obligated to indemnify third parties with respect to certain matters.  These obligations include, but are not limited to contracts entered into with physicians where the Company agrees, under certain circumstances, to indemnify a third party, against losses arising from matters including but not limited to medical malpractice and product liability.  The impact of any such future claims, if made, on future financial results is not subject to reasonable estimation because considerable uncertainty exists as to final outcome of these potential claims.

The Company is also party to a long-term compensation agreement for the Company’s Medical Director (note 13).  The Company is contractually committed to compensation of $25,000 per month through to October 2019.

13.       Related party transactions:

(a) Transactions with Parent, or entities controlled by the Parent:

Billing fees paid by the Company are payable to a company that is controlled by the Parent.  Total billing fees in 2013 were $2,129,294 (2012: $378,255).  As at December 31, 2013 there were no amounts payable in respect of billing fees (2012: $351,841).

Distributions made by GAAM to its owners have been accounted for as distributions to members.  Distributions to members for the year ended December 31, 2013 totaled $25,504,773 (2012: $nil).

In December 2012, the Company received funds of $620,000 as a short-term loan from an entity controlled by the Parent.  The funds borrowed were non-interest bearing, due on demand and were subsequently repaid in February 2013.

Note C (note 9) is held by an entity under common control with the Company’s Parent.  As at December 31, 2013, interest payable on the note was $17,886 (2012: $19,847) and the total balance owing on the note was $1,806,528 (2012: $2,039,847).  Total payments, principal and interest, in respect of the note during the year ended December 31, 2013 was $458,970 (2012: $nil).

(b)         Key management compensation:

Key management includes the Company’s Medical Director.  Compensation awarded to key management in 2013 and 2012 included:

	2013	2012
Salary and wages	$302,770	$62,143

GASTROENTEROLOGY ANESTHESIA ASSOCIATES

Notes to Combined Carve-out Financial Statements

(Expressed in United States dollars)

For the year ended December 31, 2013 and period from incorporation on June 12, 2012 to December 31, 2012

14.       Segmented information:

The Company operates in one industry segment, being the provision of gastroenterology anesthesia services.  All of the Company’s operations, assets and employees are located in the United States.

15.       Subsequent events:

On December 1, 2014, the owners of the LLC and GAAM completed an acquisition agreement with CRH Medical Corp (“CRH”), a North American medical company focused on providing physicians with innovative products and services for the treatment of gastrointestinal diseases.  As part of the agreement, CRH acquired control of the business, assets and interests of the LLC and acquired the management services agreement previously held by GAAM, for a payment of $58,623,000 at closing with up to an additional $14,655,000 payable within 4.5 years based on agreed financial performance requirements of the acquired business. The maximum total purchase price assuming achievement of all performance measures is $73,278,000 million.

SCHEDULE “B”

UNAUDITED CONDENSED COMBINED CARVE-OUT INTERIM FINANCIAL STATEMENTS FOR GAA AS AT AND FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND SEPTEMBER 30, 2013

Condensed Combined Carve-out Interim Financial Statements

(Expressed in United States dollars)

GASTROENTEROLOGY ANESTHESIA ASSOCIATES

(Unaudited)

For the nine months ended September 30, 2014 and 2013

GASTROENTEROLOGY ANESTHESIA ASSOCIATES

Condensed Combined Carve-out Statements of Financial Position

(Unaudited)

(Expressed in United States dollars)

September 30, 2014 and December 31, 2013

	September 30,	December 31,
	2014	2013
Assets

Current assets:
Cash and cash equivalents	$2,174,892	$543,089
Trade and other receivables	4,526,759	5,654,089
Prepaid expenses and deposits	—	21,800
Total current assets	6,701,651	6,218,978

Intangible assets	3,086,310	3,541,667

Total assets	$9,787,961	$9,760,645

Liabilities and Members’ Equity

Current liabilities:
Trade and other payables	$2,139,943	$1,396,339
Notes payable, current (note 5)	963,290	920,585
Total current liabilities	3,103,233	2,316,924

Notes payable (note 5)	3,233,837	3,867,725

Members’ equity:
Distributions to members (note 7)	(39,730,445)	(25,504,773)
Retained earnings	43,181,336	29,080,769
	3,450,891	3,575,996
Total liabilities and members’ equity	$9,787,961	$9,760,645

Commitments and contingencies (note 6)

Subsequent events (note 9)

See accompanying notes to condensed combined carve-out interim financial statements.

1

GASTROENTEROLOGY ANESTHESIA ASSOCIATES

Condensed Combined Carve-out Statements of Operations and Comprehensive Income

(Unaudited)

(Expressed in United States dollars)

For the nine months ended September 30, 2014 and 2013

	2014	2013
Revenue:
Net patient revenue	$25,050,663	$26,808,374

Expenses:
Cost of services (note 3)	10,521,394	8,734,746
Corporate and other (note 4)	189,652	72,358
	10,711,046	8,807,104
Operating income	14,339,617	18,001,270

Finance expense	239,050	276,917

Net and comprehensive income	$14,100,567	$17,724,353

See accompanying notes to condensed combined carve-out interim financial statements.

2

GASTROENTEROLOGY ANESTHESIA ASSOCIATES

Condensed Combined Carve-out Statements of Changes in Equity

(Unaudited)

(Expressed in United States dollars)

For the nine months ended September 30, 2014 and 2013

	Members’ Equity	Retained Earnings	Total
Balance as at December 31, 2012	$—	4,384,437	$4,384,437
Total net and comprehensive income for the period	—	17,724,353	17,724,353
Distributions to members	(16,663,928)	—	(16,663,928)
Balance as at September 30, 2013	$(16,663,928)	22,108,790	$5,444,862
Balance as at December 31, 2013	$(25,504,773)	29,080,769	$3,575,996
Total net and comprehensive income for the period	—	14,100,567	14,100,567
Distributions to members	(14,225,672)	—	(14,225,672)
Balance as at September 30, 2014	$(39,730,445)	43,181,336	$3,450,891

See accompanying notes to condensed combined carve-out interim financial statements.

3

GASTROENTEROLOGY ANESTHESIA ASSOCIATES

Condensed Combined Carve-out Statements of Cash Flows

(Unaudited)

(Expressed in United States dollars)

For the nine months ended September 30, 2014 and 2013

	2014	2013
Cash provided by (used in):

Operating activities:
Net income and comprehensive income	$14,100,567	$17,724,353
Adjusted for:
Finance interest	239,050	276,917
Amortization	455,357	455,357
Changes in in operating assets and liabilities:
Changes in trade and other receivables	1,127,330	1,526,094
Changes in prepaid expenses and deposits	21,800	(16,060)
Changes in trade and other payables	743,604	174,074
Cash provided by operating activities	16,687,708	20,140,735

Financing activities:
Payments in respect of interest	(249,770)	(306,378)
Repayment of short-term loans	—	(620,000)
Repayment of notes payable	(580,463)	(559,159)
Cash used in financing activities	(830,233)	(1,485,537)

Investing activities:
Distributions to members	(14,225,672)	(16,663,928)
Cash used in investing activities	(14,225,672)	(16,663,928)

Increase in cash and cash equivalents	1,631,803	1,991,270

Cash and cash equivalents, beginning of period	543,089	1,255,137

Cash and cash equivalents, end of period	$2,174,892	$3,246,407

See accompanying notes to condensed combined carve-out interim financial statements.

4

GASTROENTEROLOGY ANESTHESIA ASSOCIATES

Notes to Condensed Combined Carve-out Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

For the nine months ended September 30, 2014 and 2013

1.     Nature of operations:

(a)   Business:

These combined carve-out financial statements (the “Combined Financial Statements”) have been prepared to represent the business, assets and liabilities of Gastroenterology Anesthesia Associates LLC (“LLC”) and the business interest contained in a management services agreement previously held by another private entity (“GAAM”) which has been carved out of GAAM, collectively called Gastroenterology Anesthesia Associates (“GAA” or the “Combined Group”).

On December 1, 2014, CRH Medical Corporation (“CRH”) acquired control over the LLC and acquired the management services agreement previously held by GAAM and its related business (note 9). The LLC and GAAM were owned or controlled by the same private company (“Parent”) prior to the acquisition.

The LLC is a provider of anesthesiology services to gastroenterologists in the southeastern United States.  The LLC principally operates in the southeastern United States and has registered offices located at 3525 Piedmont Road, 7 Perimeter Center, Suite 300, Atlanta, GA.

(b) Basis of presentation and statement of compliance:

These Combined Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).   Accordingly, these condensed combined carve-out interim financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including International Accounting Standard 34, Interim Financial Reporting (“IAS 34”).

These Combined Financial Statements were approved by the Board of Directors of CRH Medical Corporation (“CRH”), the ultimate parent of the Company subsequent to its acquisition by CRH, on February 12, 2015.

The Combined Financial Statements have been prepared on a combined “carve-out” basis from the books and records of the LLC and GAAM and include the assets, liabilities and contracts acquired by CRH on December 1, 2014 and applying International Accounting Standard 27 Consolidated and Separate Financial Statements (“IAS 27”), to account for intergroup transactions.

The historical results of operations, financial position and cash flows may not be indicative of what they would have been had GAA been under the control of CRH for all periods presented or had these assets actually been combined for the periods indicated; nor are they indicative of what GAA’s results of operations, financial position and cash flows may be in the future.

5

GASTROENTEROLOGY ANESTHESIA ASSOCIATES

Notes to Condensed Combined Carve-out Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

For the nine months ended September 30, 2014 and 2013

1.     Nature of operations (continued):

(b)   Basis of presentation and statement of compliance (continued):

The Combined Financial Statements do not include assets and liabilities that are not specifically identifiable with the assets, liabilities and business acquired by CRH. Costs directly related to GAA have been entirely attributed to GAA in the combined financial statements.  During the nine months ended September 30, 2014 and 2013, the LLC received management services and support functions from GAAM through a management services agreement.  In combining the financial results of the LLC and the business interests contained in the GAAM management services agreement, the following adjustments have been recorded:

i)              Any management fees charged by GAAM as part of the management services agreement have been eliminated and billing fees have been adjusted to record the actual billing expenses charged by third parties;

ii)             Distributions made by GAAM to its owners have been accounted for as distributions to members; and

iii)            The LLC and GAAM are Limited Liability Corporations and have elected to be taxed as flow through entities for income tax purposes.  Consequently, GAA is not subject to taxation and the members’ are liable for any income taxes on GAA’s taxable income.

The Company believes that the assumptions and allocations underlying the combined financial statements are reasonable and appropriate under the circumstances.  The adjustments identified above have been determined on a basis which is considered to be a reasonable reflection of the benefits/costs incurred during the periods presented.  However, these adjustments are not necessarily indicative of the costs GAA would have incurred if it had been under the control of CRH or previously combined for all periods presented.

6

GASTROENTEROLOGY ANESTHESIA ASSOCIATES

Notes to Condensed Combined Carve-out Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

For the nine months ended September 30, 2014 and 2013

1.     Nature of operations (continued):

(c)   Use of estimates, assumptions and judgments:

The preparation of the Company’s condensed combined carve-out interim financial statements requires the use of judgments, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Reported amounts and note disclosures reflect the overall economic conditions that are most likely to occur and anticipated measures the Company intends to take.  Actual results could differ from those estimates.

(i)            Use of estimates and assumptions:

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of estimates relating to the assessment for impairment and useful lives of intangible assets and the recoverability of trade receivables.

(ii)          Judgments:

Significant judgments that are made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the combined financial statements includes the determination of those combination adjustments noted in note 1(b) and the estimated useful life of intangible assets.

7

GASTROENTEROLOGY ANESTHESIA ASSOCIATES

Notes to Condensed Combined Carve-out Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

For the nine months ended September 30, 2014 and 2013

2.   Significant accounting policies:

These condensed combined carve-out interim financial statements have been prepared using the significant accounting policies and methods of computation consistent with those applied in the Company’s December 31, 2013 annual combined financial statements.

On January 1, 2014 the Company adopted the following accounting standards and amendments issued by the IASB:

(i)      Amendments to IAS 32 — Financial Instruments Presentation, for the offset of finance assets and liabilities;

(ii)     Amendments to IFRS 7 — Financial Instruments Disclosures, for the offset of finance assets and liabilities;

(iii)    Amendments to IAS 36 — Impairment of Non-Financial Assets;

(iv)   IFRIC 2 — Levies; and

(v)    Annual Improvements to IFRS (2010 - 2012) and (2011 — 2013)

The adoption of new accounting standards or interpretations under IFRS had no effect on these financial statements.

(a)   New standards and interpretations not yet applied:

(i)      IFRS 15 Revenue from Contracts with Customers

On May 28, 2014 the IASB issued IFRS 15 Revenue from Contracts with Customers.

IFRS 15 will replace IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers, and SIC 31 Revenue — Barter Transactions Involving Advertising Services. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized.  New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2017. The Company does not expect the standard to have a material impact on the financial statements.

8

GASTROENTEROLOGY ANESTHESIA ASSOCIATES

Notes to Condensed Combined Carve-out Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

For the nine months ended September 30, 2014 and 2013

3.              Cost of services:

For the nine months ended September 30,

	2014	2013
Labour	$5,404,800	$5,094,727
Billing fees	1,336,470	1,539,899
Medical supplies and related costs	548,606	501,379
Bad debt expense	2,776,161	1,143,384
Amortization	455,357	455,357
	$10,521,394	$8,734,746

4.              Corporate and other expense:

For the nine months ended September 30,

	2014	2013
Insurance	$21,799	$14,715
Corporate	167,853	57,643
	$189,652	$72,358

5.              Notes payable:

September 30, 2014	Note A	Note B	Note C	Total
Short-term portion	$29,557	675,864	257,869	$963,290
Long-term portion	77,515	1,772,485	1,383,837	3,233,837
Total loans and borrowings	$107,072	2,448,349	1,641,706	$4,197,127

December 31, 2013	Note A	Note B	Note C	Total
Short-term portion	$28,567	635,214	238,804	$920,585
Long-term portion	96,370	2,203,630	1,567,725	3,867,725
Total loans and borrowings	$124,937	2,856,844	1,806,529	$4,788,310

The consolidated minimum loan payments (principal and interest) for all loan agreements in each of the next five years and thereafter are as follows:

Minimum Principal and Interest
At September 30, 2014
Not later than one year	$1,121,541
Between one and five years	3,711,780
After five years	34,956
$4,868,277

9

GASTROENTEROLOGY ANESTHESIA ASSOCIATES

Notes to Condensed Combined Carve-out Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

For the nine months ended September 30, 2014 and 2013

5.              Loans and borrowings (continued):

(a)         Note A

On October 31, 2012, in connection with the acquisition of the professional anesthesia service agreements, the Company entered into an agreement to borrow funds in the form of a note payable from Company A.  At inception, the original amount of the note was $167,000.  The note bears interest at 4.5% per annum.  Both principal and interest on the note is payable on a monthly basis, with the last payment scheduled for November 15, 2018.  Note A is subordinate to Note C.

(b) Note B

On October 31, 2012, the Company entered into an agreement to borrow funds in the form of a note payable from Company B.  At inception, the original amount of the note was $3,832,400.  The note bears interest at 4.5% per annum.  Both principal and interest on the note is payable on a monthly basis, with the last payment scheduled for November 15, 2018.  Note B is subordinate to Note C.

(c) Note C

On September 4, 2012, in connection with the acquisition of the professional anesthesia service agreements, the Company entered into an agreement to borrow funds in the form of a note payable from Company C, an entity under common control with the Parent.  Under the agreement, the Company may borrow up to $3,000,000.  As at December 31, 2013 and 2012, the Company borrowed $2,000,000 of the $3,000,000 available. The note bears interest at 12% per annum.  Both principal and interest on the note is payable on a monthly basis, with the last payment scheduled for December 1, 2019.

6.              Commitments and contingencies:

The Company is a party to a variety of agreements in the ordinary course of business under which it may be obligated to indemnify third parties with respect to certain matters.  These obligations include, but are not limited to contracts entered into with physicians where the Company agrees, under certain circumstances, to indemnify a third party, against losses arising from matters including but not limited to medical malpractice and product liability.  The impact of any such future claims, if made, on future financial results is not subject to reasonable estimation because considerable uncertainty exists as to final outcome of these potential claims.

The Company is also party to a long-term compensation agreement for the Company’s Medical Director.  The Company is contractually committed to compensation of $25,000 per month through to October 2019.

10

GASTROENTEROLOGY ANESTHESIA ASSOCIATES

Notes to Condensed Combined Carve-out Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

For the nine months ended September 30, 2014 and 2013

7.              Related party transactions:

(a) Transactions with Parent, or entities controlled by the Parent:

Billing fees paid by the Company are payable to an entity that is controlled by the Parent.  Total billing fees in the nine months ended September 30, 2014 was $1,336,470 (2013: $1,539,899).  As at September 30, 2014 and December 31, 2013, there were no amounts payable in respect of billing fees.

Distributions made by GAAM to its owners have been accounted for as distributions to members.  Distributions to members for the nine months ended September 30, 2014 totaled $14,225,672 (2012: $16,663,928).

Note C (note 5) is held by an entity under common control with the Company’s Parent.  As at September 30, 2014, interest payable on the note was $16,254 (2013: $18,399) and the total balance owing on the note was $1,641,705 (December 31, 2013: $1,806,529).  Total payments, principal and interest, in respect of the note during the period ended September 30, 2014 was $317,749 (2013: $353,054).

(b)         Key management compensation

Key management includes the Company’s Medical Director.  Compensation awarded to key management in the nine months ended September 30, 2014 and 2013 included:

	2014	2013
Salary and wages	$225,000	$227,770

8.              Segmented information:

The Company has evaluated that it operates in one industry segment, being the provision of gastroenterology anesthesia services.  All of the Company’s operations, assets and employees are located in the United States.

9.              Subsequent events:

On December 1, 2014, the owners of the LLC and GAAM completed an acquisition agreement with CRH Medical Corp (“CRH”), a North American medical company focused on providing physicians with innovative products and services for the treatment of gastrointestinal diseases.  As part of the agreement, CRH acquired control of the business, assets and interests of the LLC and acquired the management services agreement previously held by GAAM, for a payment of $58,623,000 at closing with up to an additional $14,655,000 payable within 4.5 years based on agreed financial performance requirements of the acquired business. The maximum total purchase price assuming achievement of all performance measures is $73,278,000 million.

11

SCHEDULE “C”

UNAUDITED PRO FORMA COMBINED STATEMENT OF EARNINGS OF CRH FOR THE MOST RECENT ANNUAL PERIOD ENDED DECEMBER 31, 2013 AND INTERIM PERIOD ENDED SEPTEMBER 30, 2014, TOGETHER WITH THE NOTES THERETO

Unaudited Pro Forma Combined Statements of Earnings

(Expressed in United States dollars)

CRH MEDICAL CORPORATION

Nine months ended September 30, 2014 and year ended December 31, 2013

CRH MEDICAL CORPORATION

Unaudited Pro Forma Combined Statement of Earnings

(Expressed in United States dollars)

For the nine months ended September 30, 2014

	Historical		Pro forma
	CRH	GAA	Adjustments	Note 4	Combined
Product sales	$6,220,862	$—	$—		$6,220,862
Net patient revenue	—	25,050,663	—		25,050,663
Other income	16,920	—	—		16,920
Total revenue	6,237,782	25,050,663	—		31,288,445

Product sales expense	2,970,586	—	—		2,970,586
Cost of services	—	10,521,394	3,851,164	(a) (b) (c)	14,372,558
Corporate expense	1,573,928	189,652	—		1,763,580
Total expense	4,544,514	10,711,046	3,851,164		19,106,724

Operating income	1,693,268	14,339,617	(3,851,164)		12,181,721

Finance expense	—	239,050	6,510,314	(d) (e) (f) (g)	6,749,364

Income and comprehensive income before tax	1,693,268	14,100,567	(10,361,478)		5,432,357

Income tax	577,776	—	1,441,361	(h)	2,019,137

Net and comprehensive income	$1,115,492	$14,100,567	$(11,802,839)		$3,413,220

Weighted average shares outstanding
- basic	48,790,565		11,967,845	(j)	60,758,410
- diluted	49,247,847		11,967,845	(j)	61,215,692

Net earnings per common share
- basic	$0.023				$0.056
- diluted	$0.023				$0.056

See accompanying notes to this unaudited pro forma combined statement of earnings

1

CRH MEDICAL CORPORATION

Unaudited Pro Forma Combined Statement of Earnings

(Expressed in United States dollars)

For the year ended December 31, 2013

	Historical		Pro forma
	CRH	GAA	Adjustments	Note 4	Combined
Product sales	$7,659,588	$—	$—		$7,659,588
Net patient revenue	—	37,128,967	—		37,128,967
Other income	23,040	—	—		23,040
Total revenue	7,682,628	37,128,967	—		44,811,595

Product sales expense	4,166,332	—	—		4,166,332
Cost of services	—	11,962,331	5,397,645	(a) (b) (c)	17,359,976
Corporate expense	1,716,501	107,285	845,336	(i)	2,669,122
Total expense	5,882,833	12,069,616	6,242,981		24,195,430

Operating income	1,799,795	25,059,351	(6,242,981)		20,616,165

Finance expense	—	363,019	9,757,097	(d) (e) (f) (g)	10,120,116

Income and comprehensive income before tax	1,799,795	24,696,332	(16,000,078)		10,496,049

Income tax expense (recovery)	(692,851)	—	3,261,831	(h)	2,568,980

Net and comprehensive income	$2,492,646	$24,696,332	$(19,261,909)		$7,927,069

Weighted average shares outstanding
- basic	48,746,914		11,967,845	(j)	60,714,759
- diluted	48,824,242		11,967,845	(j)	60,792,087

Net earnings per common share
- basic	$0.051				$0.131
- diluted	$0.051				$0.130

See accompanying notes to this unaudited pro forma combined statement of earnings

2

CRH MEDICAL CORPORATION

Notes to Unaudited Pro Forma Combined Statements of Earnings

(Expressed in United States dollars)

For the nine months ended September 30, 2014 and for the year ended December 31, 2013

1.              Basis of Presentation:

These unaudited pro forma combined statements of earnings of CRH Medical Corporation (“CRH” or the “Company”) have been prepared by management for illustrative purposes only, to show the effect of the acquisition of the business, assets and interests of Gastroenterology Anesthesia Associates (“GAA”) as described in note 2 (the “Acquisition”). The Acquisition was completed on December 1, 2014.   The unaudited pro forma combined statements of earnings have been prepared as if the acquisition had occurred on January 1, 2013.

The unaudited pro forma combined statements of earnings are not necessarily indicative of the operating results that would have been achieved if the Acquisition had been completed for the periods presented, nor does it purport to project the results of operations of the combined entities for any future period.  Actual amounts recorded following the Acquisition will likely differ from those recorded in the unaudited pro forma combined statements of earnings.  The unaudited pro forma combined statements of earnings do not reflect any special items such as integration costs or operating synergies that may be realized as a result of the Acquisition.

The pro forma adjustments and allocations of the estimated consideration transferred are based in part on estimates of the fair values of assets acquired and liabilities assumed.  Changes to these adjustments may affect both the estimated value of the consideration transferred and the allocation of that value to the assets and liabilities.

In preparing the unaudited pro forma combined statements of earnings, the following historical information was used:

(a)         The unaudited condensed consolidated financial statements of CRH as at and for the nine months ended September 30, 2014, prepared in accordance with IFRS;

(b)         The audited consolidated financial statements of CRH as at and for the year ended December 31, 2013, prepared in accordance with IFRS;

(c)          The unaudited condensed combined carve-out interim financial statements of Gastroenterology Anesthesia Associates (“GAA”) as at and for the nine months ended September 30, 2014, prepared in accordance with IFRS; and

(d)         The audited combined carve-out financial statements of Gastroenterology Anesthesia Associates (“GAA”) as at and for the year ended December 31, 2013, prepared in accordance with IFRS.

These unaudited pro forma combined statements of earnings should be read in conjunction with the historical financial statements including the notes thereto, as listed above. The significant accounting policies used in preparing the unaudited pro forma combined statements of earnings are set out in CRH’s consolidated financial statements for the year ended December 31, 2013.

The unaudited pro forma combined statement of earnings is presented in United States dollars, which is the functional and reporting currency of CRH.  The functional and reporting currency of GAA is also the United States dollar.

3

CRH MEDICAL CORPORATION

Notes to Unaudited Pro Forma Combined Statements of Earnings

(Expressed in United States dollars)

For the nine months ended September 30, 2014 and for the year ended December 31, 2013

2.              Summary of the GAA acquisition:

On December 1, 2014, a subsidiary of the Company entered into an acquisition agreement to purchase the business, assets and interests of Gastroenterology Anesthesia Associates LLC (the “LLC”).  As part of the agreement, the Company purchased the business and interests of the LLC, and the business interest contained in a management services agreement previously held by GAAM, an entity controlled by the former owners of the LLC (“GAAM”), together the combined business referred to hereinafter as “GAA”.  The total purchase price under the agreement was USD$58,623,000 paid at closing and up to an additional US$14,655,000 payable within 4.5 years based on agreed financial performance targets of GAA. As at December 31, 2014, the Company has estimated that payments in respect of the earn-out will range from $11,981,135 to $14,655,000.  The maximum total purchase price assuming achievement of all performance measures is US$73,278,000.   The earn-out obligation has been recorded at the net present value of its fair value as at the date of the acquisition, discounted at 18%, and changes in the fair value will be recorded through earnings.

CRH has obtained control over GAA through its power over GAA to direct its relevant activities and its right to variable returns and its ability to use its power to affect returns.

The following table summarizes the fair value of the consideration transferred and the preliminary estimated fair values of the assets and liabilities acquired at the acquisition date.  Certain of the estimates of fair value, most notably, professional anesthesia services agreements and the contingent earn-out obligation are preliminary and are subject to further adjustments.

Cash	$58,623,000
Contingent consideration (“Earn-out obligation”)	7,339,032
Purchase consideration	$65,962,032

Assets and liabilities acquired
Exclusive Professional services agreement	$65,962,032
Cash	2,011,548
Pre-close trade receivables	4,849,289
Pre-close trade payables	(6,860,837)
Fair value of net identifiable assets acquired	$65,962,032

The value of the acquired intangible assets, being the exclusive professional services agreements, has been determined on a provisional basis and relate to the acquisition of contract agreements for professional anesthesia services.  The Company will amortize these contractual assets over a term of 12 years.  Should the amount allocated to intangible assets materially change in the final purchase price allocation, amortization will be adjusted.

The Company incurred acquisition related costs of $845,336 relating to legal, tax, consulting and other professional fees which have been expensed as incurred (note 4(i)).

4

CRH MEDICAL CORPORATION

Notes to Unaudited Pro Forma Combined Statements of Earnings

(Expressed in United States dollars)

For the nine months ended September 30, 2014 and for the year ended December 31, 2013

3.  Significant accounting policies:

The accounting policies used to prepare these pro forma combined statements of earnings conform to the accounting policies adopted by CRH which are in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). GAA’s historical financial statements were also prepared in accordance with IFRS.  No differences in the application of accounting policies have been identified.

4.  Pro forma adjustments and assumptions:

The following adjustments have been recorded in the pro forma combined statements of earnings to reflect the pro forma effects of the Acquisition, as described in note 2.

(a)         To record pro forma adjustments to amortization expense of $3,667,270 for the nine months ended September 30, 2014 and $4,889,693 for the year ended December 31, 2013 on fair value adjustments to finite life identifiable intangible assets of $65,962,032.

	Pro forma depreciation and amortization
	Nine months ended September 30, 2014	Year ended December 31, 2013
Intangible assets:
Depreciation expense using estimated useful life of 12 years	$4,122,627	$5,496,836
Less: GAA historical amortization expense	$455,357	$607,143
Pro forma adjustment to amortization expense	$3,667,270	$4,889,693

(b) To record pro forma adjustments of $890,989 for the nine months ended September 30, 2014 and $1,419,529 for the year ended December 31, 2013 to reflect the additional contractual expense that CRH will incur in managing the ongoing operations of GAA.

(c)  To record pro forma adjustments of $707,095 for the nine months ended September 30, 2014 and $911,577 for the year ended December 31, 2013 to reverse a provision recorded by GAA in relation to contractual agreements for labour.  These contractual agreements will be revised subsequent to acquisition of GAA by CRH.  As part of the purchase agreement, CRH has been indemnified in respect of any liabilities arising in relation to the contractual agreements.

(d) To reverse GAA finance expense of $239,050 for the nine months ended September 30, 2014 and $363,019 for the year ended December 31, 2013 as GAA’s note and facility arrangements were terminated immediately prior to close.

5

CRH MEDICAL CORPORATION

Notes to Unaudited Pro Forma Combined Statements of Earnings

(Expressed in United States dollars)

For the nine months ended September 30, 2014 and for the year ended December 31, 2013

4.  Pro forma adjustments and assumptions (continued):

(e)         To record pro forma adjustments to finance expense of $6,519,393 for the nine months ended September 30, 2014 and $10,226,959 for the year ended December 31, 2013 on acquisition related borrowings.  The calculations for pro forma finance expense include the impact of mandatory debt repayments but exclude the impact of anticipated voluntary debt repayments.

	Pro forma finance expense
	Nine months ended September 30, 2014	Year ended December 31, 2013
Knight note and annual fee	$3,845,785	$6,573,295
Crown note	2,481,108	3,396,997
Bloom Burton facility	192,500	256,667
Pro forma adjustment to finance expense	$6,519,393	$10,226,959

Knight Therapeutics Inc. (“Knight Note”)

On December 1, 2014, CRH entered into an agreement to borrow funds in the form of a secured note payable from Knight Therapeutics Inc. (“Knight”).  At inception, the original amount of the note payable was $30,000,000.  The note bears interest at a maximum of 12% per annum.  Interest on the note is payable on a quarterly basis beginning March 31, 2015.  The earliest maturity date of the loan is December 1, 2016, but may be extended to December 1, 2017 if certain conditions are met.  The agreement contains contractual clauses that may require early repayment of a portion of the principal balance should CRH complete an equity financing.  In compensation for its services, the Company paid Knight a combination of cash ($1,200,000) and shares (3,000,000 common shares) in addition to reimbursement of legal costs in relation to issuance of the note.

Knight Therapeutics Inc. — Annual Fee (“Knight Annual Fee”)

In accordance with the Knight note agreement, CRH is obligated to pay an annual fee relating to a letter of credit provided by Knight in respect of CRH’s earn-out obligation.

Norrep Credit Opportunities Fund II, LP (“Crown Note”)

On December 1, 2014, CRH entered into an agreement to borrow funds in the form of a subordinated note payable from Norrep Credit Opportunities Fund II, LP (“Crown”).  At inception, the original amount of the note payable was CAD$22,500,000 (USD$19,863,000).  The note bears interest at 12% per annum with a decrease to 10% upon repayment and performance in full of CRH’s obligations under its senior credit agreement (see Knight Note).  Interest on the note is payable on a quarterly basis beginning March 31, 2015, with the payment of the principal scheduled for June 1, 2018.  In compensation for its services, the Company paid Crown a combination of cash CAD$1,350,000 (USD$1,191,780) and shares

6

CRH MEDICAL CORPORATION

Notes to Unaudited Pro Forma Combined Statements of Earnings

(Expressed in United States dollars)

For the nine months ended September 30, 2014 and for the year ended December 31, 2013

(2,000,000 common shares) in addition to reimbursement of legal costs in relation to issuance of the note.

4.  Pro forma adjustments and assumptions (continued):

(e)              Pro forma finance expense (continued):

Bloom Burton Structured Health Care Fund (“Bloom Burton Facility”)

On December 1, 2014, CRH entered into an unsecured facility agreement with Bloom Burton Structured Health Care Fund with a maximum borrowing limit of $2,000,000.  The facility bears interest at 12% per annum.  Accrued interest is payable on the maturity date or the date of any voluntary prepayment of the loan.  Full payment is required within 54 months after the first advance under the facility or at date mutually agreed between CRH and Bloom Burton.

(f)               To pro forma the foreign exchange gain that would arise if the Crown note (note 4(e)), which is denominated in Canadian dollars, were acquired as of January 1, 2013.  Using the rates prevailing in the periods presented, the pro forma adjustment in relation to foreign exchange on this note is $939,627 for the nine months ended September 30, 2014 and $1,427,869 for the year ended December 31, 2013.

(g)              To record pro forma accretion expense adjustments of $1,169,598 for the nine months ended September 30, 2014 and $1,321,026 for the year ended December 31, 2013 for the finance expense that would arise on the earn-out obligation (note 2) as if the GAA acquisition, and related earn-out obligation, were recorded as of January 1, 2013.

(h)             To reverse the tax expense recorded by CRH for each of the periods presented and record total tax expense of $2,019,137 for the nine months ended September 30, 2014 and $2,568,980 for the year ended December 31, 2013 based on the pro forma earnings for each of CRH and GAA.  For the pro forma year ended December 31, 2013, it is anticipated that all available losses of CRH will be utilized by the end of the first year.

(i)                 To record transaction costs relating to the acquisition of $845,336 for the year ended December 31, 2013 on the assumption that the acquisition of GAA (note 2) occurred on January 1, 2013.

(j)                To record the effects of common shares issued to lenders as part of the note agreements in note 4(e) and the private placement that occurred in conjunction with the GAA acquisition.  CRH issued a total of 11,967,845 common shares as part of these arrangements.  A total of 5,000,000 common shares were issued to lenders as part of the note agreements (note 4(e)).  The remainder were issued via the private placement that occurred in conjunction with the GAA acquisition.

7